Part III: Manner of Operations

Item 11: Trading Services, Facilities and
                        Rules

a.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Trade Execution:
In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of the match.

If only a partial match of an IOC Order occurs, the remainder of the IOC Order will be cancelled. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the UBS ATS (and retain its original time priority) until it is matched, cancelled or expires. Once a match occurs, the UBS ATS sends electronic messages containing execution reports to the sender of the order.

EXECUTION TIME STAMPS: The matching engine assigns an execution timestamp to specify the time at which an order (or part of an order) is executed. The sequence of each execution timestamp may vary slightly from the sequence of actual execution times recorded in the matching engine due to the parallel processing of messages through multiple paths. Despite any such variation in sequencing, the execution time recorded in the matching engine is determinative. If Subscribers seek information to confirm that order priority was respected, UBS ATS will reasonably, on a best-efforts basis, make available the actual execution times recorded in the matching engine to demonstrate order priority was honored.

NBBO on EXECUTIONS: In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of match.

LOCKED/CROSSED MARKETS: The UBS ATS will not execute a transaction if the NBBO is either locked or crossed.

PARTIAL EXECUTION: If only a partial execution of an IOC Order occurs, the remainder will be cancelled. If a partial execution of a Day Order occurs, the remainder will remain in the UBS ATS (and retain its original time priority) until it is executed, cancelled or expires. Once an execution occurs, the UBS ATS sends electronic messages containing execution reports to the original sender of the order.

REGULATION NMS: The UBS ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all matches in the UBS ATS will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). The UBS ATS will accept orders outside of the LULD bands; however, it will not execute if the effective match price were to be outside of the LULD bands.

ERRORS and CLEARLY ERRONEOUS EXECUTIONS: The UBS ATS handles execution errors in accordance with the Global Equities Handbook (the "Handbook"). The Handbook requires notification of errors to the relevant Supervisor, and applies the standards of the risk management framework. The UBS ATS will determine a course of action based on the facts and circumstances surrounding such errors. For instance, one or both sides of the trade could be cancelled. The UBS ATS will apply the same standard of review to potentially clearly erroneous executions ("CEEs") as set forth in the applicable rules of the self-regulatory organizations. Following a determination of a CEE by the primary market, UBS ATS will cancel both sides of any match impacted by the CEE determination. Additionally, requests for the UBS ATS to review a potential CEE must be submitted to the UBS ATS via email (submitted to ats@ubs.com) within 30 minutes of the subject match.

PRINCIPAL NO SELF-MATCH: The UBS ATS will not effect a match when both sides of the potential match are principal orders from the same legal entity of a Class B Direct or Class B Indirect Subscriber.

MINIMUM QUANTITY: Orders may be routed to the UBS ATS with a minimum quantity value specified; the quantity may be managed by Subscribers on an order-by-order basis. When a minimum quantity is used, the UBS ATS will only perform a match if the specified number of shares or greater are available from a single eligible contra side order. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book.

UBS PIN: The UBS Price Improvement Network in the US ("UBS PIN (US)") is a differentiated segment of liquidity operated within the UBS ATS. UBS PIN (US) facilitates interaction between any combination of UBS Retail Orders, UBS institutional algorithmic order flow, and UBS Principal Orders. Executions on crosses between Source Category 1 and Source Category 2 orders, or between two Source Category 2 orders, will include an identifier describing the execution as a "UBS PIN" execution from the UBS ATS. All other executions from the UBS ATS will not use this identifier.

For other rules and procedures of the UBS ATS as it pertains to this section please see Part III, Item 10.